

Mail Stop 3030

June 1, 2010

<u>Via Fax and U.S. Mail</u>

Katherine E. Schuelke
Vice President, General Counsel, and Secretary
Altera Corporation
101 Innovation Drive
San Jose, California 95134

      Re: Altera Corporation
              Form 10-K for the fiscal year ended December 31, 2009
              Filed February 17, 2010
              File No. 000-16617

Dear Ms. Schuelke:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   Tim Buchmiller
                   Senior Attorney